July 21, 2025

Sean Harris
Chief Executive Officer, President and Director
Starwood Real Estate Income Trust, Inc.
2340 Collins Avenue
Miami Beach, FL 33139

       Re: Starwood Real Estate Income Trust, Inc.
           Registration Statement on Form S-11
           Filed July 16, 2025
           File No. 333-288705
Dear Sean Harris:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Isabel Rivera at 202-551-3518 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction